Filed Pursuant to Rule 433
Registration No. 333-159467
Issuer Free Writing Prospectus
Dated July 22, 2009

In connection with the transferable subscription rights offering that commenced on July 13, 2009, USA Technologies, Inc. is filing the following press release as a free writing prospectus:

NEWS RELEASE

For Immediate Release

USA Technologies Contact:	Investor Relations Contact:
George Jensen, Chairman & CEO	Marlon Nurse
Stephen P. Herbert, President & COO	Porter, LeVay & Rose
e-mail: sherbert@usatech.com	Phone: (212) 564-4700
Phone: (800) 633-0340

USA Technologies Issues Letter to Shareholders

Malvern, PA – July 22, 2009 – USA Technologies (NASDAQ: USAT) issued the following letter to Shareholders today:

Dear Shareholder,

USA Technologies has launched the new fiscal year with four new products designed to bring greater convenience and efficiency to the self serve industry, and a  purchase agreement with Foodbuy, LLC (“Foodbuy”), the procurement company for Compass Group USA, Inc. (“Compass’’), the largest national vending operator.

Over the past 12 months, USA Technologies has seen business grow to more than 500 customers on the USALive network, with in excess of 50,000 network connections processing two million cashless transactions per month.

The company has entered the new fiscal year with:

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The new top-of-the line ePort Generation Eight (G-8) that accepts all forms of cashless payment, magnetic swipe and contactless. Among G-8’s new features are Over the Air Updates, ‘one touch’ wireless signal testing, and a  reduction in size.

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The ePort Edge, the first cashless payment technology priced under $200 for vending and point-of-sale terminals, which is less than most cash acceptors.  Edge is a one-piece design that accepts swipe cards only, and  among its many features is faster credit/debit card authentication speed  and Over the Air Updates.

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The ePort SDK, the first software version of the ePort that includes enhanced security features.  ePort SDK offers the benefits of the traditional ePort device, and comes with end-to-end encryption on all credit and debit card transactions and access to USA Technologies ePort Connect services for payment processing, consumer support and online reporting. This product is ideally suited for the  expanding kiosk market.

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eSuds Credit, the first credit card online laundry system for residential high rise buildings.  USA Technologies is expanding cashless payment into laundry services for multi-family housing apartments, high rise apartments, and condominium complexes.  eSuds Credit is already operating in Potomac Place Towers, a high-rise apartment complex in Washington, DC.

USA Technologies launched the new fiscal quarter with a Master Purchase Agreement with Foodbuy, the procurement company for Compass.  Compass has indicated that it is the largest national  owner and operator of vending machines in the United States, and a $9 billion division of UK-based Compass Group PLC.

Under the agreement Foodbuy, on behalf of Compass, will utilize USA Technologies as the sole credit or debit card vending system hardware and related software and connect services provider for three years for not less than 75 percent of Compass’ cashless vending machines.  USA Technologies will also be a preferred supplier and provider to Foodbuy and its customers, including Compass, of USAT’s products and services over the same three years.

The Foodbuy agreement follows three agreements previously entered into by our company.

The first agreement is with a New York Stock Exchange Listed bottler representing a major global soft drink brand entered into during May 2008. Under the terms of an agreement the beverage company will use USAT as its sole and exclusive supplier of all credit-debit card vending systems and all card processing and data services.  The exclusive supply agreement also states that during the agreement, the major bottler shall not purchase, promote, and negotiate for any like products or services.

The second  deal is with AIR-Serv, a leader in the kiosk market which was entered into during September 2008 .  They plan to install ePort devices on their tire inflation and car vacuum terminals in gas stations that are already operating in the field.  Now motorists who pull into gas stations or convenience stores would be able to use their debit or credit card to operate the kiosks that will inflate their tires or vacuum the interior of their cars. AIR-Serv indicated to us that it has an install base of 65,000 kiosks worldwide.

The third agreement is with Merit Entertainment, a leader in the entertainment industry for 30 years, which was entered into during October 2008 .  Merit is the provider of industry-leading Megatouch countertop entertainment systems and selected the ePort software and ePort Connect Services to help give Megatouch players the ability to pay with their debit or credit cards.  Under this three year agreement, every newly manufactured Megatouch system will include our ePort Connect software.  Now operators who purchase the Megatouch system can immediately start accepting credit and debit cards for payment upon installation. Merit has indicated to us that it  has a total of 250,000 touch screen games.

Significant also are that these agreements recognized our proven ability to customize our solutions. All three customers got exactly the solution they wanted, backed by extraordinary service and competitive pricing.  AIR-Serv and Merit are two entirely new markets, and collectively, have over 350,000 locations worldwide.

In addition, we recently announced that our ePort was being installed in Starbucks Interactive Cup coffee brewers.  Starbucks is pursuing the $4 billion dollar office coffee market to offer employees the ability to buy freshly brewed coffee with their credit or debit cards.

Thank you for all your support.

About USA Technologies:
USA Technologies is a leader in the networking of wireless non-cash transactions, associated financial/network services and energy management. USA Technologies provides networked credit card and other non-cash systems in the vending, commercial laundry, hospitality and digital imaging industries. The Company has agreements with AT&T, Visa, MasterCard and others.

Statement under the Private Securities Litigation Reform Act:
With the exception of the historical information contained in this release, the matters described herein contain forward-looking statements that involve risk and uncertainties that may individually or mutually impact the matters herein described, including but not limited to, product acceptance, the ability to continually obtained increased orders of its products, the ability to meet installation goals, economic, competitive, governmental impacts, whether pending patents will be granted or defendable, validity of intellectual property and patents, the ability to license patents, the ability to commercialize developmental products, as well as technological and/or other factors.

USA Technologies, Inc.  has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates (No. 333-159467). Before you invest, you should read the prospectus and the prospectus supplement in that registration statement for more complete information about USA Technologies, Inc.  and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the information agent for the subscription rights offering, Mackenzie Partners, Inc., will arrange to send you the prospectus and prospectus supplement if you request it by calling toll-free at (800)322-2885 or calling collect at (212)929-5500 or by e-mail at usatrights@mackenziepartners.com.